EXHIBIT 11

STERLING BANCORP AND SUBSIDIARIES
STATEMENT RE COMPUTATION OF PER SHARE EARNINGS

	Years Ended December 31,

	2008	2007	2006

Net income from continuing operations available to common shareholders	$16,006,166	$15,393,906	$20,998,725
Loss from discontinued operations	—	(795,034)	(603,753)
Loss on sale of discontinued operations	—	—	(9,634,911)
Dividends on preferred shares and accretion	102,181	—	—

Net income available for common shareholders and adjusted for diluted computation	15,903,985	14,598,872	10,760,061

Weighted average common shares outstanding	17,890,997	18,407,228	18,785,042
Add dilutive effect of:
Stock options and warrant [1]	216,881	321,806	530,483

Adjusted for assumed diluted computation	18,107,878	18,729,034	19,315,525

Income from continuing operations, per average common share:
Basic	$0.89	$0.84	$1.12
Diluted	0.88	0.82	1.09
Net income, per average common share:
Basic	0.89	0.79	0.57
Diluted	0.88	0.78	0.56

[1]

Options issued with exercise prices greater than the average market price of the common shares for each of the years ended December 31, 2008, 2007, and 2006 have not been included in computation of diluted EPS for those respective years. As of December 31, 2008, 531,601 options to purchase shares between $14.60 and $26.94 were not included; as of December 31, 2007, 384,147 options to purchase shares at prices between $17.73 and $26.94 were not included; as of December 31, 2006, 223,111 options to purchase shares at prices between $19.50 and $26.94 were not included.